Filed by Mylan Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mylan Inc.

Commission File No.: 1-9114

Cautionary Statements Regarding Forward-Looking Information.

This communication contains “forward-looking statements.” These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and may often be identified by the use of words such as “will”, “may”, “could”, “should,” “would”, “project”, “believe”, “anticipate”, “expect”, “plan,” “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Such forward-looking statements include, without limitation, statements regarding the proposed transactions between Mylan Inc. (“Mylan”) and Abbott Laboratories (“Abbott”), in which Mylan will acquire the non-U.S. developed markets specialty and branded generics business of Abbott (the “Abbott Assets” or the “acquired business”) and Mylan will become a wholly owned subsidiary of a new holding company New Moon B.V. (“New Mylan”) organized in the Netherlands, which will also own the Abbott Assets (the “Proposed Transactions”), the expected timetable for completing the Proposed Transactions, benefits and synergies of the Proposed Transactions, future opportunities for the combined company and products and any other statements regarding Mylan’s and the acquired business’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the accounting and tax treatments and the timing and completion of the Proposed Transactions; changes in relevant tax and other laws; the parties’ ability to consummate the Proposed Transactions; the conditions to the completion of the Proposed Transactions, including the receipt of approval of Mylan’s shareholders; the regulatory approvals required for the Proposed Transactions not being obtained on the terms expected or on the anticipated schedule; the integration of the acquired business by Mylan being more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the Proposed Transactions; the retention of certain key employees of the acquired business being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the Proposed Transactions within the expected time-frames or at all and to successfully integrate the acquired business; Mylan’s and the acquired business’s expected or targeted future financial and operating performance and results; Mylan’s (prior to or after close of the Proposed Transactions) capacity to bring new products to market, including but not limited to where it uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); the scope, timing and outcome of any ongoing legal proceedings and the impact of any such proceedings on Mylan’s and the acquired business’s consolidated financial condition, results of operations or cash flows; Mylan’s and the acquired business’s ability to protect their intellectual property and preserve their intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impacts of competition; changes in economic and financial conditions of Mylan’s business or the acquired business; the inherent challenges, risks and costs in Mylan’s ability to identify, acquire and integrate complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with GAAP and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2013 and its other filings with the SEC. You can access Mylan’s Form 10-K and other filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication.

Additional Information and Where to Find It

        In connection with the Proposed Transactions, New Mylan and Mylan intend to file relevant materials with the SEC, including a New Mylan registration statement on Form S-4 that will include a proxy statement of Mylan that also constitutes a prospectus of New Mylan. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEW MYLAN, THE ABBOTT ASSETS AND THE PROPOSED TRANSACTIONS. A definitive proxy statement will be sent to shareholders of Mylan seeking approval of the Proposed Transactions. The proxy statement/prospectus and other documents relating to the Proposed Transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan by accessing Mylan’s website at www.mylan.com/investors or upon request to Mylan at 724.514.1813 or investor.relations@mylan.com.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder. However, Mylan, New Mylan and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transactions under the rules of the SEC. Information regarding Mylan’s directors and executive officers may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 10, 2014. This document can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Explanatory note: the following op-ed was published by USA Today on August 13, 2014.

Corporate taxes aren’t corporate patriotism

America’s outdated corporate tax system hurts businesses internationally.

By Robert J. Coury

For the last several weeks, President Obama, politicians, Washington insiders and some in the media have filled the airwaves with inflammatory rhetoric about “inversion” transactions, in which U.S. companies reincorporate overseas. They suggest that such companies are “unpatriotic” and “corporate deserters” — serious charges to level against companies that, even after inverting, will employ tens of thousands of Americans, play a vital role in the U.S. economy and pay significant taxes on U.S. income.

As the executive chairman of one of those companies, I’ve been stunned by the willingness of politicians to choose easy political sound bites over trying to solve the real issue.

As these politicians hit the campaign trail with misinformation, we want the facts to be known.

Mylan is a true American success story, one that started when two Army buddies launched a business in 1961 in rural West Virginia out of the trunk of their car with the goal of bringing access to medicines to those in need. Mylan remains committed to that same goal, and is now a leading pharmaceutical company with $7 billion in annual revenue and a workforce of more than 20,000, including 6,000 employees in the U.S.

America’s system of worldwide corporate taxation was enacted the year after Mylan was founded. Since then, our industry and the global economy have changed dramatically, but our tax code has not. While we sell products in 140 countries, the U.S. is one of the only countries that taxes companies on income that was earned (and already taxed) in another country. All of our major competitors were either founded outside of the U.S. or have recently inverted, and benefit from more attractive tax structures. This significant competitive disadvantage could put our corporation, and all of our high-quality U.S. jobs, at risk.

To continue to succeed, we cannot stand still. Recently, we announced an agreement to acquire a business from Abbott Laboratories that will diversify and strengthen our business. It also allows us to implement a global tax structure that will enable us to compete more effectively in the global economy. Despite this transaction, Mylan will still pay U.S. taxes on the money we earn here.

Corporate taxes can be complicated, but this situation is really no different than how your family decides where to live. It’s why many members of Congress live in Maryland or Virginia rather than Washington, D.C. The lower your tax rate, the more you have to spend on things like home improvements or college tuition. If your friends and family have a lower tax rate than you, they can afford to pay more for those things and you can’t keep up.

The same applies here. Our competitors have significantly lower tax rates and therefore can afford to invest more in their businesses. This disparity in taxes potentially makes us an easier acquisition target, which could result in the downsizing or elimination of our U.S. facilities and workforce. This debate should not be about “patriotism.” Calling an inversion unpatriotic is the equivalent of saying Americans are not patriotic when they don’t buy American. This is simply not realistic in today’s world. For example, antibiotics are no longer made in the U.S. because the influx of foreign competition has made it unsustainable to produce them here. Should Americans stop taking these lifesaving medicines because they aren’t “Made in the USA?”

As sad as it is to hear people carelessly throw around words such as “unpatriotic” to describe our company, it would be sadder still to see our facilities in the U.S. boarded up because we were acquired by or unable to compete with companies that benefit from a more competitive tax structure.

We would rather continue to fight on behalf of American competitiveness, and we ask you to stand with us to compel politicians to stop the rhetoric and tackle meaningful tax reform.

If Mylan can find itself in this situation, so can any American company, or for that matter any citizen. Perhaps the next target will be individuals who seek professional advice to lower their taxes. Does that make them unpatriotic?

Patriotism is defined as having great love for your country. We do love this country — enough to fight for the jobs that are in it and push for the changes that are needed to save the American dream for the next set of buddies that set out to change the world.

Robert J. Coury is executive chairman of Mylan Inc.